Exhibit 99.10
IFRS Earnings Release

Unaudited Condensed Financial Statements in compliance with International Financial Reporting Standards (IFRS)

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets as of March 31,

(Dollars in millions except share data)
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$2,167	$2,058
Available-for-sale financial assets	–	18
Trade receivables	724	824
Unbilled revenue	148	120
Prepayments and other assets	81	107
Total current assets	3,120	3,127
Non-current assets
Property, plant and equipment	920	1,022
Goodwill	135	174
Intangible assets	7	11
Deferred income tax assets	88	73
Income tax assets	54	55
Other non-current assets	52	45
Total non-current assets	1,256	1,380
Total assets	$4,376	$4,507
LIABILITIES AND EQUITY
Current liabilities
Trade payables	$5	$12
Derivative financial instruments	22	29
Current income tax liabilities	115	101
Client deposits	1	1
Unearned revenue	65	71
Employee benefit obligations	21	22
Provisions	18	13
Other current liabilities	290	300
Total current liabilities	537	549
Non-current liabilities
Deferred income tax liabilities	7	–
Non-current liabilities	48	42
Total liabilities	592	591
Equity
Share capital-Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 572,830,043 and 571,995,758 as of March 31, 2009 and March 31, 2008, respectively	64	64
Share premium	672	655
Retained earnings	3,618	2,896
Other components of equity	(570)	301
Total equity	3,784	3,916
Total liabilities and equity	$4,376	$4,507
The accompanying notes form an integral part of the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Income Statements for the year ended March 31,

(Dollars in millions except share data)
	2009	2008
Revenues	$4,663	$4,176
Cost of sales	2,699	2,453
Gross profit	1,964	1,723
Operating expenses:
Selling and marketing expenses	239	230
Administrative expenses	351	334
Total operating expenses	590	564
Operating profit	1,374	1,159
Other income (expense)	(86)	4
Finance income	187	171
Profit before income taxes	1,475	1,334
Income tax expense	194	171
Net profit	$1,281	$1,163
Attributable to:
Minority interest	–	–
Equity holders	1,281	1,163
Net profit	$1,281	$1,163
Earnings per equity share
Basic ($)	2.25	2.04
Diluted ($)	2.25	2.04
Weighted average equity shares used in computing earnings per equity share
Basic	569,656,611	568,564,740
Diluted	570,629,581	570,473,287
The accompanying notes form an integral part of the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Changes in Equity

(Dollars in millions except share data)
	Shares	Share capital	Share premium	Retained Earnings	Other components of equity	Total	Minority interest	Total equity
Balance as of April 1, 2007 as per Previous GAAP	571,209,862	$64	$631	$1,830	$85	$2,610	$1	$2,611
Effects of transition	–	–	–	112	–	112	(1)	111
Balance restated as per IFRS	571,209,862	$64	$631	$1,942	$85	$2,722	–	$2,722
Changes in equity for the year ended March 31, 2008
Translation differences	–	–	–	–	216	216	–	216
Income tax benefit arising on exercise of share options	–	–	6	–	–	6	–	6
Net income directly recognized in equity	–	–	6	–	216	222	–	222
Net profit	–	–	–	1,163	–	1,163	–	1,163
Total recognized income and expense	–	–	6	1,163	216	1,385	–	1,385
Shares issued	785,896	–	15	–	–	15	–	15
Dividends	–	–	–	(209)	–	(209)	–	(209)
Share-based compensation	–	–	3	–	–	3	–	3
Balance as of March 31, 2008	571,995,758	$64	$655	$2,896	$301	$3,916	–	$3,916
Changes in equity for the year ended March 31, 2009
Translation differences	–	–	–	–	(871)	(871)	–	(871)
Income tax benefit arising on exercise of share options	–	–	2	–	–	2	–	2
Net expenses directly recognized in equity	–	–	2	–	(871)	(869)	–	(869)
Net profit	–	–	–	1,281	–	1,281	–	1,281
Total recognized income and expense	–	–	2	1,281	(871)	412	–	412
Shares issued	834,285	–	14	–	–	14	–	14
Dividends	–	–	–	(559)	–	(559)	–	(559)
Share-based compensation	–	–	1	–	–	1	–	1
Balance as of March 31, 2009	572,830,043	$64	$672	$3,618	$(570)	$3,784	–	$3,784
The accompanying notes form an integral part of the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Cash Flow Statements for the year ended March 31,

(Dollars in millions)
	2009	2008
Operating activities:
Net profit	$1,281	$1,163
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	165	149
Share-based compensation	1	3
Income tax expense	194	171
Income on investments	(3)	–
Changes in working capital, net of acquisition
Trade receivables	(81)	(211)
Prepayments and other assets	11	(49)
Unbilled revenue	(58)	(41)
Trade payables	(6)	7
Client deposits	–	1
Unearned revenue	10	(6)
Other liabilities and provisions	89	109
Cash generated from operations	1,603	1,296
Income taxes paid	(194)	(137)
Net cash provided by operating activities	1,409	1,159
Investing activities:
Payment for acquisition of business, net of cash acquired	(4)	(26)
Expenditure on property, plant and equipment	(285)	(373)
Loans to employees	(1)	1
Non-current deposits placed with corporation	(20)	(7)
Acquisition of minority interest in subsidiary	–	(6)
Income on investments	3	–
Investment in certificates of deposit	(41)	–
Redemption of certificates of deposit	41	–
Investment in available-for-sale financial assets	(186)	(511)
Redemption of available-for-sale financial assets	202	500
Net cash used in investing activities	(291)	(422)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options	14	15
Payment of dividends	(559)	(209)
Net cash used in financing activities	(545)	(194)
Effect of exchange rate changes on cash and cash equivalents	(464)	121
Net increase in cash and cash equivalents	573	543
Cash and cash equivalents at the beginning	2,058	1,394
Cash and cash equivalents at the end	$2,167	$2,058

Supplementary information:
Unclaimed dividends	–	$1
The accompanying notes form an integral part of the unaudited consolidated financial statements

Notes to the Unaudited Consolidated Financial Statements

1. Company overview and significant accounting policies

1.1 Company overview

Infosys Technologies Limited (Infosys or the company) along with its majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and, wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting, Inc. (Infosys Consulting), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico) and Infosys Technologies (Sweden) AB (Infosys Sweden), is a leading global technology services corporation. The group of companies (the Group) provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry and business process management services.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listing on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on NASDAQ. These consolidated annual financial statements were authorized for issue by the board of directors on April 15, 2009.

1.2 Basis of preparation of financial statements

These consolidated financial statements as at and for the year ended March 31, 2009, are prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. These financial statements being the Group’s first IFRS financial statements are covered by IFRS 1, First-time Adoption of IFRS.

Accounting policies have been applied consistently to all periods presented in the consolidated financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are added on a line-by-line basis and inter-company balances and transactions including unrealized gain/ loss from such transactions are eliminated upon consolidation. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

 1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies which require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the consolidated financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

Income taxes

The company’s two major tax jurisdictions are India and the U.S., though the company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes including expectation on tax positions which are sustainable on a more likely than not basis.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance consideration after allocating the fair values of undelivered components of a transaction (i.e. maintenance), have been allocated to the delivered components for which specific fair values do not exist (i.e. software development). Accordingly, after identifying these separable components, maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement while software development and related services revenues are recognized using the percentage-of-completion method.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are derived from both, time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price contracts is recognized using the percentage-of-completion method.

Advances received for services and products, are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its consolidated income statement.

1.7 Property, plant and equipment including capital work-in-progress

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by Management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Subsequent expenditure relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the income statement when incurred. The cost and related accumulated depreciation are eliminated from the consolidated financial statements upon sale or disposition of the asset and the resultant gains or losses are recognized in the income statement. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted using the purchase method under the provisions of IFRS 3, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the dates of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group’s interest in the fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative, it is recognized immediately in the income statement.

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the fair value of the net assets acquired at the acquisition date.

Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairments. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss and share capital. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss. Loans and receivables are represented by trade receivables, unbilled revenue, cash and cash equivalents and certificates of deposit. Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the income statement. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

 (iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in the income statement when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss as exchange gains or losses. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company’s ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from retained earnings.

1.12 Impairment
a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

 (i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in the income statement.

 (ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. The cumulative loss that was recognized in the equity is transferred to the income statement upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group’s cash generating units (CGU) expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in income statement and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the income statement is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in the income statement. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in equity.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Warranties

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional and presentation currency

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico and Infosys Sweden are their respective local currencies. The consolidated financial statements are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability.

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in the income statement. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of functional currencies to U.S. dollars is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The Group recognizes the net obligation of a defined benefit plan in the statement of financial position as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the income statement in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust (Infosys Superannuation Trust) based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the Infosys Superannuation Trust.

Certain employees of Infosys BPO were also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company’s publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Board of Directors.

1.21 Operating profit

Operating profit for the group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Finance income

Finance income comprises interest income on deposits, dividend income, and gains on the disposal of available-for-sale financial assets. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2 Notes to the unaudited consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents are as follows:

(Dollars in millions)
	As of March 31,
	2009	2008
Cash and bank deposits	$1,911	$1,737
Deposits with corporations	256	321
	$2,167	$2,058

Cash and cash equivalents as of March 31, 2008 include a restricted cash balance of $1 million. The restricted cash balance as of March 31, 2009 was less than $1 million. The restrictions are primarily on account of unclaimed dividends.

The deposits maintained by the Group with corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

(Dollars in millions)
	As of March 31,
	2009	2008
Current Accounts
ABN Amro Bank, China	$1	$2
ABN Amro Bank account in US dollars, China	3	–
Bank of America, Mexico	–	2
Bank of America, USA	116	81
Citibank N.A., Australia	7	8
Citibank N.A., Czech Republic	–	1
Citibank N.A. account in Euro, Czech Republic	1	–
Citibank N.A. account in US dollars, Czech Republic	1	1
Citibank N.A., Japan	–	1
Citibank N.A., Singapore	2	–
Deutsche Bank, Belgium	1	1
Deutsche Bank, Germany	1	1
Deutsche Bank, India	2	10
Deutsche Bank, Netherlands	–	1
Deutsche Bank, Poland	–	1
Deutsche Bank account in Euro, Poland	–	2
Deutsche Bank, Spain	–	1
Deutsche Bank, Thailand	–	1
Deutsche Bank, United Kingdom	11	19
Deutsche Bank-EEFC account in Euro, India	5	8
Deutsche Bank-EEFC account in Swiss Franc, India	1	3
Deutsche Bank-EEFC account in United Kingdom Pound Sterling, India	–	4
Deutsche Bank-EEFC account in US dollars, India	2	32
HSBC Bank, United Kingdom	2	1
ICICI Bank, India	4	6
ICICI Bank-EEFC account in Euro, India	–	1
ICICI Bank-EEFC account in United Kingdom Pound Sterling, India	1	1
ICICI Bank-EEFC account in US dollars, India	8	4
National Australia Bank Limited, Australia	6	25
National Australia Bank Limited account in US Dollars, Australia	2	–
Royal Bank of Canada, Canada	1	3
	$178	$221
Deposit Accounts
Andhra Bank, India	16	–
Axis Bank, India	–	63
Bank of Baroda, India	163	125
Bank of India, India	–	125
Bank of Maharashtra, India	106	97
Barclays Bank, Plc, India	28	75
Canara Bank, India	157	29
Citibank N.A., Czech Republic	1	–
Corporation Bank, India	68	110
DBS Bank, India	5	–
HDFC Bank, India	–	112
HSBC Bank, India	56	63
ICICI Bank, India	110	256
IDBI Bank, India	108	125
ING Vysya Bank, India	10	5
National Australia Bank Limited, Australia	45	38
Punjab National Bank, India	95	6
Standard Chartered Bank, India	7	–
State Bank of Hyderabad, India	39	–
State Bank of India, India	416	250
State Bank of Mysore, India	99	–
Syndicate Bank, India	99	–
The Bank of Nova Scotia, India	69	37
Union Bank of India, India	17	–
Vijaya Bank, India	19	–
	$1,733	$1,516
Deposits with corporations
HDFC Limited, India	$256	$250
GE Capital Services India	–	71
	$256	$ 321
Total	$2,167	$2,058

2.2 Business Combinations

On April 1, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited (MSPL) for a cash consideration of $3 million, of which $1 million is yet to be paid. Consequent to this acquisition, intellectual property rights amounting to $3 million have been recorded and amortized.

During the three months March 31, 2009, intellectual property rights owned by MSPL, a wholly owned subsidiary of Infosys Australia, were sold to Infosys Technologies Limited at a consideration of $3 million.

On October 1, 2007, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centers of Philips for finance, accounting and procurement business in Poland, Thailand and India for cash consideration of $27 million, of which $1 million was paid during the year ended March 31, 2009. The acquisition of Poland and India centers were consummated on October 1, 2007 and Thailand center on December 3, 2007.

The purchase price has been allocated based on management’s estimates and independent appraisals of fair values as follows:

(Dollars in millions)
Component	Acquiree’s carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$3	–	$3
Net current assets	4	–	4
Deferred income tax liabilities	–	(1)	(1)
Intangible assets - Customer contracts	–	11	11
	$7	$10	$17
Goodwill			10
Total purchase price			$27

The amount of cash acquired from the above business acquisition was not material.

The contract strengthens Infosys BPO’s presence in Europe and Asia, including new centres in Poland, Thailand and India and consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed towards goodwill. The identified intangible customer contracts are being amortized over a period of seven years, being management's estimate of the useful life of the asset.

2.3 Income taxes

The provision for income taxes in the income statement comprises:

(Dollars in millions)
	Year ended March 31,
	2009	2008
Current taxes
Domestic taxes	$153	$133
Foreign taxes	68	88
	$221	$221
Deferred taxes
Domestic taxes	(31)	(47)
Foreign taxes	4	(3)
	$(27)	$(50)
Aggregate taxes	$194	$171

Current tax expense for the year ended March 31, 2009 and 2008 include a net tax benefit of $23 million and $30 million, respectively. The tax benefit of $23 million for the year ended March 31, 2009 comprises of $66 million for provisions no longer required which is offset by a charge of $43 million due to re-assessment of uncertain tax positions.

Entire deferred tax income for the year ended March 31, 2009 and March 31, 2008 relates to origination and reversal of temporary differences.

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include those for facilities set up under the Special Economic Zones Act, 2005 and an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs would not be available from fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch’s net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As at March 31, 2009, Infosys’s U.S. branch net assets amounted to approximately $481 million. As of March 31, 2009, the company had not triggered BPT. The company has recorded a deferred tax liability on its net assets in the United Sates, to the extent it intends to distribute its branch profits in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences associated with investments in subsidiaries and branches (including the temporary differences arising from undistributed profits and foreign exchanges translation differences) as it is probable that the temporary differences will not reverse in the foreseeable future.

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(Dollars in millions)
	As of March 31,
	2009	2008
Deferred income tax assets
Property, plant and equipment	$26	$23
Minimum alternate tax credit carry-forwards	56	44
Others	6	7
Total gross deferred income tax assets	88	74
Deferred income tax liabilities
Intangible asset	–	(1)
Temporary difference related to branch profits	(7)	–
Total gross deferred income tax liabilities	(7)	(1)
Net deferred income tax assets	$81	$73

Deferred income tax assets to be recovered after more than 12 months	$82	$67
Deferred income tax liability to be recovered after more than 12 months	–	(1)
Deferred income tax assets to be recovered within 12 months	6	7
Deferred income tax liability to be recovered within 12 months	(7)	–
	$81	$73

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act; consequently the company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. The company was required to pay MAT, and, accordingly, a deferred income tax asset of $56 million and $44 million has been recognized on the balance sheet as of March 31, 2009, and 2008, respectively, which can be carried forward for a period of seven years from the year of recognition.

2.4 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2009	2008
Basic earnings per equity share - weighted average number of equity shares outstanding	569,656,611	568,564,740
Effect of dilutive common equivalent shares - share options outstanding	972,970	1,908,547
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	570,629,581	570,473,287

2.5 Segment reporting

IFRS 8, Operating Segments establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the company.

Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.5.1 Industry segments

(Dollars in millions)
Year ended March 31, 2009	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,582	$920	$844	$585	$732	$4,663
Identifiable operating expenses	657	393	310	241	289	1,890
Allocated expenses	418	243	221	154	197	1,233
Segment profit	507	284	313	190	246	1,540
Unallocable expenses						166
Operating profit						1,374
Other income						(86)
Finance income						187
Profit before income taxes						1,475
Income tax expense						194
Net profit						$1,281
Depreciation and amortization						$165
Non-cash expenses other than depreciation and amortization						$1

Year ended March 31, 2008	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,494	$615	$900	$492	$675	$4,176
Identifiable operating expenses	611	270	327	205	277	1,690
Allocated expenses	420	172	253	139	189	1,173
Segment profit	463	173	320	148	209	1,313
Unallocable expenses						154
Operating profit						1,159
Other income						4
Finance income						171
Profit before income taxes						1,334
Income tax expense						171
Net profit						$1,163
Depreciation and amortization						$149
Non-cash expenses other than depreciation and amortization						$3

2.5.2 Geographic segments

(Dollars in millions)
Year ended March 31, 2009	North America	Europe	India	Rest of the World	Total
Revenues	$2,949	$1,230	$60	$424	$4,663
Identifiable operating expenses	1,232	492	14	152	1,890
Allocated expenses	780	325	15	113	1,233
Segment profit	937	413	31	159	1,540
Unallocable expenses					166
Operating profit					1,374
Other income					(86)
Finance income					187
Profit before income taxes					1,475
Income tax expense					194
Net profit					$1,281
Depreciation and amortization					$165
Non-cash expenses other than depreciation and amortization					$1

Year ended March 31, 2008	North America	Europe	India	Rest of the World	Total
Revenues	$2,589	$1,172	$55	$360	$4,176
Identifiable operating expenses	1,094	452	11	133	1,690
Allocated expenses	727	329	16	101	1,173
Segment profit	768	391	28	126	1,313
Unallocable expenses					154
Operating profit					1,159
Other income					4
Finance income					171
Profit before income taxes					1,334
Income tax expense					171
Net profit					$1,163
Depreciation and amortization					$149
Non-cash expenses other than depreciation and amortization					$3

2.6 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The company’s management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the company.

2.7 Tax contingencies

The company has received demands from the Indian taxation authorities for payment of additional tax of $42 million, including interest of $9 million, upon completion of their tax review for fiscal 2004 and fiscal 2005. The demands for fiscal 2004 and fiscal 2005 were received during fiscal 2007 and fiscal 2009, respectively. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.

The company is contesting the demands and management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demands raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations. The tax demand related to fiscal 2004 and fiscal 2005 are pending before the Commissioner of Income Tax (Appeals), Bangalore.

2.8 Expenses by nature:

Cost of sales

	Three months ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Employee benefit costs	$524	$538	$2,177	$1,976
Depreciation and amortization	45	39	165	149
Travelling costs	24	28	133	126
Cost of software packages	22	10	77	56
Provision for post-sales client support	4	7	8	12
Operating lease payments	4	4	16	13
Communication costs	5	5	20	19
Consultancy and professional charges	19	13	85	66
Repairs and maintenance	1	2	5	6
Other expenses	2	18	13	30
Total	$650	$664	$2,699	$2,453

Selling and marketing expenses

	Three months ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Employee benefit costs	$47	$41	$179	$153
Travelling costs	4	7	25	26
Branding and marketing	3	2	19	19
Commission	(1)	–	3	15
Operating lease payments	–	2	3	3
Consultancy and professional charges	1	–	5	5
Other expenses	1	4	5	9
Total	$55	$56	$239	$230

Administrative expenses

	Three months ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Employee benefit costs	$27	$24	$100	$89
Consultancy and professional charges	11	15	51	48
Repairs and maintenance	13	7	49	39
Power and fuel	7	7	32	30
Communication costs	7	8	34	33
Travelling costs	4	6	26	25
Allowance for impairment of trade receivables	4	2	16	11
Rates and taxes	2	2	7	9
Insurance charges	2	3	6	7
Operating lease payments	2	1	6	6
Postage and courier	–	1	2	3
Printing and stationery	1	1	3	5
Other expenses	6	14	19	29
Total	$86	$91	$351	$334

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Income Statements for the three months ended March 31,

(Dollars in millions except share data)
	2009	2008
Revenues	$1,121	$1,142
Cost of sales	650	664
Gross profit	471	478
Operating expenses:
Selling and marketing expenses	55	56
Administrative expenses	86	91
Total operating expenses	141	147
Operating profit	330	331
Other expense	(1)	(11)
Finance income	52	46
Profit before income taxes	381	366
Income tax expense	60	53
Net profit	$321	$313
Attributable to:
Minority interest	–	–
Equity holders	321	313
Net profit	$321	$313
Earnings per equity share
Basic ($)	$0.56	$0.55
Diluted ($)	$0.56	$0.55
Weighted average equity shares used in computing earnings per equity share
Basic	569,912,641	568,993,467
Diluted	570,553,966	570,471,055